UNIVERSAL POWER INDUSTRY CORPORATION

1385 Broadway, Suite 603A

New York, New York 10018

(212) 398-6800

November 10, 2016

Mail Stop 4561

Katherine Wray

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, DC 20549

(via EDGAR)

Re: Form 8-K filed August 8, 2016 and amended August 23, 2016 --- 0-55381

Dear Ms. Wray:

Universal Power Industry Corporation (the “Company”) responds to your letter of September 27, 2016, in which you requested that we provide you with “a more detailed description of your business activities in support of the conclusion that you were not a shell company prior to the acquisition, or amend your Form 8-K to provide the required Form 10 information as soon as practicable.”

In the quarter ended December 31, 2015, the Company’s operating costs included $3,675 in rent, and $1797 for utilities expenses for its new programming office. There were employee expenses of $7,600 for those three months, which we understand was for five full time or full time equivalent employees (40 hour weeks). In addition, the Company spent $7,500 in marketing of its services. These services were for programming operations to set up the platforms for its services.

In the quarter ended March 31, 2016, the Company had $22,525 in operating expenses, including $3,500 in facility services, $3,500 in marketing and advertising, and also had $7,500 in platform design services and demonstration of the platform for a client.

The total expenses of about  $60,000 for the nine months ended March 31, 2016 were predominantly for operations and not for general and administrative costs related to activities not related to potentially generating revenue.

In other words, the Company during this period of time had a number of employees working full time on projects and was meeting regularly with customers for contract bids. We believe that this activity was more than “nominal.”

Please let me know if you should have further questions. For your convenience, I provide my email address which is robert@universalpowerind.com

Sincerely yours,

/s/ Robert Leng
Robert Leng, Chairman